SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No.   )*

                          DYNAMIC MATERIALS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    267888105
                                 (CUSIP Number)

                                 Michel Philippe
                  La Societe Nationale des Poudres et Explosifs
                                12, Quai Henri IV
                          75181 Paris Cedex 04, France
                               011-33-1-4804-6554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                          Pierre F. de Ravel d'Esclapon
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                             New York, NY 10019-5389
                                 (212) 424-8000

                                  March 9, 1999
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Note: See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

---------------------------                            ------------------------
CUSIP No.    267888105                13D                 Page  2  of  6  Pages

---------------------------                            ------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nobel Explosifs France ("NEF")
     IRS Employer Identification No.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)     [_]
                                                Not applicable.     (b)     [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                         [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEF is a French corporation.
-------------------------------------------------------------------------------
     NUMBER OF                 7        SOLE VOTING POWER

      SHARES                            0
                               ------------------------------------------------
      BENEFICIALLY             8        SHARED VOTING POWER

     OWNED BY                           406,400
                               ------------------------------------------------
      EACH                     9        SOLE DISPOSITIVE POWER

     REPORTING                          0
                               ------------------------------------------------
      PERSON                   10       SHARED DISPOSITIVE POWER

      WITH                              406,400
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     406,400
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.44%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                            ------------------------
CUSIP No.    267888105                13D                 Page  3  of  6  Pages

---------------------------                            ------------------------

-------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     La Societe Nationale des Poudres et Explosifs ("SNPE") IRS Employer Identification No.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                   Not applicable.      (b) [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                  [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     SNPE is a French corporation wholly owned by the government of France.
-------------------------------------------------------------------------------
     NUMBER OF                 7        SOLE VOTING POWER

      SHARES                            0
                               ------------------------------------------------
      BENEFICIALLY             8        SHARED VOTING POWER

     OWNED BY                           406,400
                               ------------------------------------------------
       EACH                    9        SOLE DISPOSITIVE POWER

     REPORTING                          0
                               ------------------------------------------------
      PERSON                   10       SHARED DISPOSITIVE POWER

      WITH                              406,400
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     406,400
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.44%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

     This initial Schedule 13D relates to the Common Stock without par value (the "DMC Common Stock"), of Dynamic Materials Corporation, a Delaware corporation, (the "Issuer"). The address of the principal executive offices of the Issuer is 551 Aspen Ridge Drive, Lafayette, Colorado 80026.

Item 2. Identity and Background

     (a), (b) and (c) This statement is being filed by Nobel Explosifs France, a French corporation ("NEF"), with principal business and offices located at Tour Aurore, 92975 Paris La Defense Cedex, France, and by La Societe Nationale des Poudres et Explosifs ("SNPE"), a corporation wholly owned by the government of France, with principal business and offices located at 12, Quai Henri IV, 75181 Paris Cedex 04, France. NEF is a wholly-owned subsidiary of SNPE. Any further references to SNPE in this Schedule 13D will include NEF unless the context indicates otherwise.

     A list of the names, including business addresses and present principal occupation of the directors and executive officers of each of NEF and SNPE is attached hereto as Exhibit A.

     (d) During the last five years SNPE has not been, and to the best knowledge of SNPE none of the persons whose names are set forth in Exhibit A have been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years SNPE has not been, and to the best knowledge of SNPE none of the persons whose names are set forth in Exhibit A were, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) To the best knowledge of SNPE, all of the persons whose names are set forth in Exhibit A are citizens of France.

Item 3. Source and Amount of Funds or Other Consideration

     The acquisition of DMC Common Stock by SNPE was financed with working capital.

Item 4. Purpose of Transaction

     The DMC Common Stock was originally acquired as a passive investment in SNPE's business. SNPE has recently entered into discussions with DMC to consider possible cooperative ventures between the two companies. To further strengthen SNPE's involvement in such future cooperative ventures now under consideration, SNPE may acquire additional shares of DMC Common Stock.

Item 5. Interest in Securities of the Issuer

     (a) SNPE beneficially owns 406,400 shares of DMC Common Stock. This position represents 14.44% of the 2,833,641 shares of DMC Common Stock outstanding.

     (b) SNPE has shared power to vote or to direct the vote and shared power to dispose of or direct the disposition of 406,400 shares of DMC Common Stock.

     (c) On January 22, 1999 SNPE acquired a total of 13,000 shares of DMC Common Stock at a price of $4.76 per share.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     SNPE has no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     There are no written agreements, contracts, arrangements, understandings, plans or proposals by or between the persons named in Item 2 and any other person relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; or (2) the acquisition of control of the Issuer, liquidation, sale of assets, merger or any change in business or corporate structure or any other matter as disclosed in Item 6.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  March 19, 1999

                     NOBEL EXPLOSIFS FRANCE


                     By:      /s/  Bernard Hueber
                              Bernard Hueber
                              Chairman of the Board and Chief Executive Officer



                     LA SOCIETE NATIONALE DES POUDRES ET EXPLOSIFS, S.A.


                     By:      /s/  Michel Philippe
                              Michel Philippe
                              Senior Vice-President Finance and Legal Affairs

                                    Exhibit A

The following table sets forth information concerning the directors and executive officers of SNPE:


             Name                                       Occupation                               Business Address

Jean Paul Bechat               Chairman of the Board and Chief Executive Officer,                       *
                               SNECMA

Pierre Betin                   General Manager, SNECMA                                                  *

Jean Pierre Comte              Staff Representative, SNPE                                               *

Philippe Coq                   Representative, Ministry of Defense                                      *

Charles Cornuau                Staff Representative, SNPE                                               *

Philippe Demarescaux           Executive Vice-President, Rhone-Poulenc                                  *

Alain Diot                     Staff Representative, SNPE                                               *

Daniel Doyen                   Senior Vice-President Defense and Space, SNPE                            *

Jean Pierre Dubreuil           Representative, Ministry of Economy                                      *

Jean Faure                     Chairman of the Board and Chief Executive Officer, SNPE                  *

Gisele Herve                   Staff Representative, SNPE                                               *

Jacky Heude                    Shareholders' Representative, SNPE                                       *

Pierre Joly                    Chairman of the Board, Foundation for Medical Research                   *

Jacques Loppion                Chairman of the Board, GIAT Industries                                   *

Joseph Mailloux                Representative, Ministry of Defense                                      *

Michel Nicolas                 Vice-President Industrial Affairs, SNPE                                  *

Alain Pesson                   Representative, Ministry of Industry                                     *

Alain Philippe                 Staff Representative, SNPE                                               *



                                      - i -




Michel Philippe                Senior Vice-President Finance and Legal Affairs, SNPE                    *

Bernard Riviere                Senior Vice-President Chemicals, SNPE                                    *

Gilbert Venet                  Representative, Ministry of Economy                                      *

Carol Waligorski               Staff Representative, SNPE                                               *



* Business address is SNPE 12, Quai Henri IV, 75181 Paris Cedex 04, France.



The following table sets forth information concerning the directors and executive officers of NEF:


             Name                     Principal Occupation                                      Business Address

Marlene Aubry                  Staff Representative, NEF                                                **

Christian Brogniart            Staff Representative, NEF                                                **

Yves Charvin                   Subsidiaries and Legal, SNPE                                             **

Marie Claire Darmagnac         Staff Representative, NEF                                                **

Daniel Doyen                   Representative, SNPE; Senior Vice-President Defense and                  **
                               Space, SNPE

Bernard Hueber                 Chairman of the Board and Chief Executive Officer, NEF                   **

Michel Nicolas                 Vice-President Industrial Affairs, SNPE                                  **

Michel Philippe                Representative, Sofigexi; Senior Vice-President Finance                  **
                               and Legal Affairs, SNPE

Bernard Rosso                  Senior Vice-President, NEF                                               **

Monique Strycharz              Controller, SNPE                                                         **

Roger Thiard                   Executive Vice-President Nobleclad, NEF                                  **


**    Business address is Nobel Explosifs France, Tour Aurore,
      92975 Paris La Defense Cedex, France.

                                     - ii -